                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 14)

                    Under the Securities Exchange Act of 1934

                               JARDEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
  Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 471109 10 8                                                          Page    2     of   8     Pages
                                                                                    --------   --------
----------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
--------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                                                   (a)  [ ]
                                                                                                         (b)  [X]
--------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

--------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United Kingdom
--------------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              1,208,317
       OWNED BY         --------------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 397,438
         WITH           --------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               1,208,317
                        --------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,605,755

--------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]

--------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%

--------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------                                       -------------------------------------
CUSIP NO. 471109 10 8                                                          Page    3     of   8
                                                                                    --------   ----
                                                                               ___  Pages
----------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
--------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a) [ ]
                                                                                                         (b) [X]
--------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]


--------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United Kingdom
--------------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              56,250
       OWNED BY         --------------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWE
      REPORTING
        PERSON                 415,938
         WITH           --------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               453,688
                        --------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               18,500
--------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         472,188

--------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

--------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%

--------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 14 to Schedule 13D ("Amendment No. 14") relates to the common stock, $.01 par value (the "Common Stock"), of Jarden Corporation, a Delaware corporation (the "Company"). This Amendment No. 14 amends the initial statement (the "Schedule 13D") on Schedule 13D dated January 14, 2000, as amended, of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Ashken. Capitalized terms used in this Amendment No. 14 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
------   -------------------

         This Amendment No. 14 relates to the common stock, $.01 par value (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10580. All of the securities covered by this Schedule 13D reflect both a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein.

Item 4.  Purpose of Transaction.
------   ----------------------

         Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

         All of the securities covered by this Schedule 13D reflect both a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein.

         As previously reported, on January 2, 2002 and May 8, 2003, Mr. Franklin was awarded 150,000 restricted shares and 225,000 restricted shares, respectively, of Common Stock under stock incentive plans of the Company. On October 31, 2003, the terms of all of the restricted shares of Common Stock were amended to state that the restrictions shall lapse upon the earlier of (i) a change in control of the Company; or (ii) the earlier of the Company's common stock achieving a closing price of $28 (up from $23.33) or the Company achieving annualized revenues of $800 million. However, if such restrictions were to lapse during a period when Mr. Franklin is subject to additional contractual limitations on the sale of securities, the restrictions on such shares would continue until the expiration or waiver of such additional contractual limitations. Additionally, as of November 24, 2003, Mr. Franklin was awarded 150,000 restricted shares of Common Stock in accordance with the terms of his employment agreement with the Company. As of November 24, 2003, all of the restrictions over Mr. Franklin's restricted shares lapsed, although the 150,000 shares granted on November 24, 2003 are not saleable until after January 2, 2004.

         As previously reported, on January 2, 2002 and May 8, 2003, Mr. Ashken was awarded 60,000 restricted shares and 75,000 restricted shares, respectively, of Common

Stock under stock incentive plans of the Company. On October 31, 2003, the terms of all of the restricted shares of Common Stock were amended to state that the restrictions shall lapse upon the earlier of (i) a change in control of the Company; or (ii) the earlier of the Company's common stock achieving a closing price of $28 (up from $23.33) or the Company achieving annualized revenues of $800 million. However, if such restrictions were to lapse during a period when Mr. Ashken is subject to additional contractual limitations on the sale of securities, the restrictions on such shares would continue until the expiration or waiver of such additional contractual limitations. Additionally, as of November 24, 2003, Mr. Ashken was awarded 60,000 restricted shares of Common Stock in accordance with the terms of his employment agreement with the Company. As of November 24, 2003, all of the restrictions over Mr. Ashken's restricted shares lapsed, although the 60,000 shares granted on November 24, 2003 are not saleable until after January 2, 2004. Pursuant to the terms of a voting agreement, Mr. Franklin currently has the right to vote all of Mr. Ashken's restricted shares.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         The first through fourth paragraphs of Item 5 of the Schedule 13D are deleted in their entirety and replaced with the following:

         All of the securities covered by this Schedule 13D reflect both a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein.

         Mr. Franklin may be considered to be the beneficial owner of 1,605,755 shares of Common Stock, which constitutes approximately 6.0% of the outstanding shares of Common Stock. Mr. Franklin has sole voting and dispositive power with respect to 1,208,317 shares of Common Stock. On May 16, 2003, Mr. Franklin disposed of 30,000 shares of Common Stock by means of a gift. Additionally, pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Franklin sold 255,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. In addition, pursuant to the terms of a voting agreement, as described in item 6 of the Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 397,438 shares of Common Stock beneficially owned by Mr. Ashken. Mr. Franklin disclaims beneficial ownership with respect to the 472,188 shares beneficially owned by Mr. Ashken, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. In addition, on July 2, 2002, Mr. Franklin was awarded options (the "Franklin Options") to purchase 750,000 shares of Common Stock pursuant to stock option agreements under Company stock plans, of which options to purchase 187,500 shares of Common Stock have become exercisable. The Franklin Options vest and become exercisable in four equal consecutive annual installments of 187,500 shares beginning on July 2, 2003. Assuming the exercise or vesting of all of the Franklin Options, Mr. Franklin may be considered to be the beneficial owner of 2,168,255 shares or 8.0% of the outstanding shares of Common Stock. On December 1, 2003, Mr. Franklin entered into a forward purchase contract with CIBC World Markets Corp. pursuant to which 237,000 shares of stock owned by Mr. Franklin were pledged as security. Mr. Franklin retains the right to vote, and may be considered the beneficial owner of, these shares.

         Mr. Ashken may be considered to be the beneficial owner of 472,188 shares of Common Stock, which constitutes approximately 1.8% of the outstanding shares of Common Stock. Mr. Ashken has shared voting and sole dispositive power with respect to 397,438 shares of Common Stock. Pursuant to a stock trading plan adopted by Mr. Ashken in accordance with the guidelines specified by the Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Ashken sold 101,250 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. Additionally, on December 1, 2003, Mr. Ashken made a gift of 18,500 shares of Common Stock to a charitable foundation of which he is a director, but retains, at this time, shared voting and dispositive power with respect to such shares. Mr. Ashken disclaims beneficial ownership with respect to these 18,500 shares, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. Pursuant to the terms of a voting agreement, as described in item 6 of the Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 397,438 shares of Common Stock beneficially owned by Mr. Ashken. Mr. Ashken disclaims beneficial ownership with respect to the other 1,208,317 shares of Common Stock that Mr. Franklin may be considered to be the beneficial owner of, for the purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. In addition, on July 2, 2002, Mr. Ashken was awarded options (the "Ashken Options") to purchase 225,000 shares of Common Stock pursuant to stock option agreements under Company stock plans, of which options to purchase 56,250 shares of Common Stock have become exercisable. The Ashken Options vest and become exercisable in four equal consecutive annual installments of 56,250 shares beginning on July 2, 2003. Assuming the exercise or vesting of all of the Ashken Options, Mr. Ashken may be considered to be the beneficial owner of 640,938 shares or 2.4% of the outstanding shares of Common Stock of the Company. On December 1, 2003, Mr. Ashken entered into a forward purchase contract with CIBC World Markets Corp. pursuant to which 82,500 shares of stock owned by Mr. Ashken were pledged as security. Pursuant to the provision of the Voting Agreement, Mr. Franklin retains the right to vote these shares.

         The foregoing percentage calculations are based on 26,754,477 issued and outstanding shares of Common Stock as of October 31, 2003, which number gives effect to the Company's offering of 4,830,000 shares of Common Stock to the public on September 30, 2003, plus the 210,000 restricted shares of Common Stock granted to Messrs. Franklin and Ashken on November 24, 2003.

         Except as provided in this Schedule 13D, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2003.



                                                      /s/ Martin E. Franklin
                                                      -----------------------
                                                      Martin E. Franklin



                                                      /s/ Ian G.H. Ashken
                                                      -----------------------
                                                      Ian G.H. Ashken

                                   SCHEDULE A

-------------------------------------------------------------------------------------------------------------
                                DATE OF TRANSACTION        NUMBER OF SHARE OF         PRICE PER SHARE OF
                                                           COMMON STOCK SOLD*         COMMON STOCK SOLD*
-------------------------------------------------------------------------------------------------------------
    Martin E. Franklin               05/19/03                    85,200                     $19.9349
-------------------------------------------------------------------------------------------------------------
                                     05/20/03                     4,800                     $19.9337
-------------------------------------------------------------------------------------------------------------
                                     08/04/03                    43,635                     $19.5123
-------------------------------------------------------------------------------------------------------------
                                     08/05/03                     8,100                     $19.4442
-------------------------------------------------------------------------------------------------------------
                                     08/07/03                    16,680                    $18.9475
-------------------------------------------------------------------------------------------------------------
                                     08/08/03                    21,585                    $19.0789
-------------------------------------------------------------------------------------------------------------
                                     11/03/03                    66,517                    $28.1333
-------------------------------------------------------------------------------------------------------------
                                     11/04/03                     8,483                    $28.2800
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
     Ian G. H. Ashken                05/19/03                    31,950                     $19.9349
-------------------------------------------------------------------------------------------------------------
                                     05/20/03                     1,800                     $19.9337
-------------------------------------------------------------------------------------------------------------
                                     08/04/03                    16,365                     $19.5123
-------------------------------------------------------------------------------------------------------------
                                     08/05/03                     3,150                     $19.4442
-------------------------------------------------------------------------------------------------------------
                                     08/07/03                     6,570                    $18.9475
-------------------------------------------------------------------------------------------------------------
                                     08/08/03                     7,665                    $19.0789
-------------------------------------------------------------------------------------------------------------
                                     11/03/03                    29,932                    $28.1333
-------------------------------------------------------------------------------------------------------------
                                     11/04/03                     3,818                    $28.2800
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

* All of the securities covered by this Schedule 13D reflect both a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein.